Filed Pursuant to Rule 433

Registration No. 333-168704

February 23, 2012

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Security:	7.000% Senior Notes due 2022

Maturity:	May 15, 2022

Face Amount:	$700,000,000

Gross Proceeds:	$700,000,000

Gross Spread:	1.50%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$689,500,000

Coupon:	7.000%

Offering Price:	100.000% plus accrued interest, if any, from February 28, 2012

Yield:	7.000%

Trade Date:	February 23, 2012

Settlement Date:	February 28, 2012 (T+3)

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2012

Record Dates:	May 1 and November 1

Optional Redemption:	On or after: May 15, 2017 May 15, 2018 May 15, 2019 May 15, 2020 and thereafter	Price: 103.500% 102.333% 101.167% 100.000%

Make Whole:	Makewhole call @ T+50bps prior to May 15 , 2017

Equity Clawback:	35% at 107.000% until May 15, 2015

Spread to Treasury:	+501bps

Reference Treasury:	UST 2.000% due February 15, 2022

Underwriters:	Deutsche Bank Securities Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Goldman, Sachs & Co.
Wells Fargo Securities, LLC

CUSIP/ISIN:	382550 BC4 / US382550BC43

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.